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EXHIBIT 12.1

UNIVISION COMMUNICATIONS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
FIVE YEARS ENDED DECEMBER 31, 2002
(Amounts in thousands, except ratios)

	FISCAL YEAR ENDED DECEMBER 31,					THREE MONTHS ENDED MARCH 31
	1998	1999	2000	2001	2002	2002	2003
Income before taxes, extraordinary losses, equity losses, special bonus award and non-recurring items	$93,647	$175,578	$229,832	$160,171	$162,309	$17,977	$27,935
Fixed charges	40,945	32,884	36,902	64,171	101,250	24,690	21,797

Total earnings	$134,592	$208,462	$266,734	$224,342	$263,559	$42,667	$49,732
Fixed charges:
Interest expense	$35,830	$27,459	$30,097	$53,463	$87,233	$21,449	$18,592
Estimate of interest within rent expense	3,438	3,984	5,444	8,220	10,171	2,259	2,254
Amortization of debt expenses	1,677	1,441	1,361	2,488	3,846	982	951

Total fixed charges	$40,945	$32,884	$36,902	$64,171	$101,250	$24,690	$21,797
Preference dividends	$606	$540	$518	$70	$25	$25	—
Ratio of income before taxes to net income	2.38	2.10	1.92	2.15	1.71	1.75	—
Preference dividends on pre-tax basis	$1,445	$1,132	$997	$150	$43	$44	—

Combined fixed charges and preference dividends	$42,390	$34,016	$37,899	$64,321	$101,293	$24,734	$21,797
Ratio of Earnings to Fixed Charges	3.3	6.3	7.2	3.5	2.6	1.7	2.3
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.2	6.1	7.0	3.5	2.6	1.7	2.3

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UNIVISION COMMUNICATIONS INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS FIVE YEARS ENDED DECEMBER 31, 2002 (Amounts in thousands, except ratios)